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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


                             TENDER OFFER STATEMENT

                      UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                           B.V.R. SYSTEMS (1998) LTD.
                       (Name of Subject Company (Issuer))

                               CHUN HOLDINGS LTD.
                                   AVIV TZIDON
                        AERONAUTICS DEFENSE SYSTEMS LTD.
                            ITS TECHNOLOGIES PTE LTD.
                       (Name of Filing Persons (Offerors))

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
                         (Title of Class of Securities)

                                    M20512105
                      (CUSIP Number of Class of Securities)

                                Orly Tsioni, Adv
                                Yigal Arnon & Co.
                                1 Azrieli Center
                              Tel Aviv 67021 Israel
                               011-972-3 608-7842

                                 With a Copy to:

                              Andris Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                                  2 Wall Street
                            New York, New York 10005
                                  212-732-3200
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

     As filed with the Securities and Exchange Commission on December 8, 2003.


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                           CALCULATION OF FILING FEE*


  Transaction Valuation                                 Amount of Filing Fee
        $1,918,957                                              $384

* Estimated for purposes of calculating the amount of the filing fee only, which was paid with the original filing of this Schedule TO on November 21, 2003. This amount assumes the purchase of 10,660,874 ordinary shares, NIS 1.0 par value (the "Ordinary Shares"), of B.V.R. Systems (1998) Ltd. at a price of $0.18 per Ordinary Share in cash. Such number of Ordinary Shares represents the issued share capital of B.V.R. Systems as of November 18, 2003, and does not include vested options, all of which have exercise prices which are greater than the offer price. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11 (A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:............................   $384
Form or Registration No.:..........................   Schedule TO
Filing Party:......................................   Chun Holdings Ltd.
Date Filed:........................................   November 21, 2003

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed by Chun Holdings Ltd., a corporation organized under the laws of the State of Israel (the "Purchaser") and its shareholders on November 21, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding ordinary shares, par value NIS 1.0 per share (each an "Ordinary Share"), of B.V.R. Systems (1998) Ltd., a corporation organized under the laws of the State of Israel (the "Company"), at $0.18 per Ordinary Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2003, and in the related Letter of Transmittal, copies of which were attached as Exhibit (a)(1) and Exhibit (a)(2) to the Schedule TO filed November 21, 2003.


Item 6.  Purposes of the Transaction and Plans or Proposals
         --------------------------------------------------

         Item 6 is hereby amended and supplemented by replacing "The Offer - Purpose of Our Offer; Plans for B.V.R. Systems; Effects of Our Offer" with the following:

                           If the conditions to our offer are satisfied, at the
                  time that we accept the tendered shares, we will become the owner of at least 48% of the share capital of the B.V.R. Systems.

                           Following our acquisition of B.V.R. Systems it is our
                  intention to replace the board of directors (other than the directors who were not affiliated with the management of B.V.R. Systems as of the time that we commenced our offer on November 21, 2003) and the management of B.V.R. Systems, and to elect a new board of directors which will reflect the change of ownership in B.V.R. Systems. We also will seek to have the shares once again quoted on the OTC Bulletin Board.

                           We have undertaken, if we complete this offer
                  successfully, to provide to B.V.R. Systems a $5 million line of credit. The line of credit would be in existence for three years and would bear interest at the rate of LIBOR plus two percent per year. The credit provided under the line of credit would be repayable in one payment on the third anniversary of the date that we provide such credit. We deposited $1.8 million in a trust account for the benefit of B.V.R. Systems to secure this undertaking, and we have advanced $430,000 of that amount to B.V.R. Systems to meet its payroll obligations. If we complete this offer successfully but fail to provide the line of credit, B.V.R. Systems will have the right to $470,000 of the funds in the trust account.

                           Except as otherwise described in this document, the
                  bidder group has no current plans or proposals that would result in any of the following:

                           o any extraordinary transaction, such as merger, reorganization or liquidation, involving B.V.R. Systems;


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                           o  any purchase, sale or transfer of a material
                              amount of assets of B.V.R. Systems;

                           o any material change in the present dividend policy, indebtedness or capitalization of B.V.R. Systems;

                           o any material changes in B.V.R. Systems' corporate structure or business.

                           Nonetheless, following the acquisition, we intend to
                  perform a further review of the business of B.V.R. Systems in order to enable us effectively to plan our future management strategies to revitalize B.V.R. Systems. In connection with this review, we reserve the right to implement changes to the corporate structure, business and dividend policy of B.V.R. Systems. In addition, following the consummation of our offer, we reserve the right to consider and act upon any strategic opportunity such as a merger, reorganization or sale or transfer of all or some of the material assets of B.V.R. Systems. We intend to raise money for the activities of B.V.R. Systems, as shall be required. Any action we decide to take with respect to any strategic opportunity will be carried out in accordance with the laws and regulations applicable to B.V.R. Systems.

Items 1-11; Item 13.

         The information in the First Amended Offer to Purchase and the Letter of Transmittal as originally filed is incorporated herein by reference in response to Items 1 through 11 and Item 13 of Schedule TO.

Item 12.  Exhibits

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(1) First Amended Offer to Purchase, dated December 8, 2003.





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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2003

                                      CHUN HOLDINGS LTD.


                                      By: /s/ Aviv Tzidon
                                         -------------------------
                                      Name:  Aviv Tzidon
                                      Title: Director




                                      /s/ Aviv Tzidon
                                      ----------------------------
                                      Aviv Tzidon


                                      AERONAUTICS DEFENSE SYSTEMS LTD.

                                      By: /s/ Avi Leumi
                                         -------------------------
                                      Name:  Avi Leumi
                                      Title: Chief Executive Officer


                                      ITS TECHNOLOGIES PTE LTD.

                                      By: /s/ Aviv Tzidon
                                         -------------------------
                                      Name:  Aviv Tzidon
                                      Title: Attorney-in-Fact



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                                INDEX TO EXHIBITS


EXHIBIT NO.      DESCRIPTION

(a)(1)           First Amended Offer to Purchase dated December 8, 2003